August 13, 2025

Frank N. D'Orazio
Chief Executive Officer
James River Group Holdings, Ltd.
Clarendon House
2 Church Street
Hamilton, HM 11, Bermuda

       Re: James River Group Holdings, Ltd.
           Registration Statement on Form S-4
           Filed August 5, 2025
           File No. 333-289276
Dear Frank N. D'Orazio:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at 202-551-3234 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Eric Juergens